Exhibit 99.1

Stockholm, Sweden	January 31, 2023

Number of shares and votes in Calliditas Therapeutics

During January, Calliditas Therapeutics AB (publ) has issued 7,500 common shares connected to the company’s long term incentive program 2019/2022. Thus, as of January 31, 2023, the number of shares and votes in the company amounts to 59,580,087 shares and 59,580,087 votes.

For further information, please contact:

Mikael Widell, Investor relations

Tel.: +46 703 11 99 60, email: mikael.widell@calliditas.com

The information in the press release is such that Calliditas Therapeutics AB (publ) is required to disclose pursuant to the Swedish Financial Instruments Trading Act. The information was submitted for publication, through the agency of the contact persons set out above, at 08:00 CET on January 31, 2023.

About Calliditas

Calliditas Therapeutics is a commercial stage biopharma company based in Stockholm, Sweden focused on identifying, developing and commercializing novel treatments in orphan indications, with an initial focus on renal and hepatic diseases with significant unmet medical needs. Calliditas’ lead product, developed under the name Nefecon, has been granted accelerated approval by the FDA under the trade name TARPEYO® and conditional marketing authorization by the European Commission under the trade name Kinpeygo®. Additionally, Calliditas is conducting a Phase 2b/3 clinical trial in primary biliary cholangitis and a Phase 2 proof-of-concept trial in head and neck cancer with its NOX inhibitor product candidate, setanaxib. Calliditas’ common shares are listed on Nasdaq Stockholm (ticker: CALTX) and its American Depositary Shares are listed on the Nasdaq Global Select Market (ticker: CALT).